UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 30, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON NOVEMBER 30, 2015

1.            DATE, TIME AND PLACE: Held at 2:30 p.m., on November 30, 2015, at the Company’s headquarters, in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 4th Floor, Valor Room, Vila Olímpia, Zip Code 04551-010.

2.            CALL NOTICE: The call notices have been published at the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo), on the editions of October 23, 24 and 27, 2015, on pages 8, 7 and 14, respectively, and at the newspaper “Valor Econômico”, on the editions of October 23, 26 and 27, 2015, on pages B11, E2 e E2, respectively.

3.            ATTENDANCE: Were present at the meeting shareholders’ representing 83.1251% of the Company’s total and voting capital stock, pursuant to the signatures on the Company’s Shareholders’ Attendance Book. Were also present the management representative, Mr. Luiz Fernando Torres Pinto, the Fiscal Council representative, Mr. Maurício Aquino Halewicz, and the representative of Baker Tilly Brasil Auditores Independentes S/S, Mr. Rafael Henrique da Cruz.

4.            PRESIDING BOARD: The meeting was chaired by Mr. André Mestriner Stocche and secretariat by Mrs. Najara Akemi Dias Cohn.

5.            AGENDA: The shareholders of the Company have gathered to examine, discuss and vote on the following agenda: (i) to approve, in accordance with the Company’s Management Proposal and the Fiscal Council’s Opinion, the distribution of interim dividends on an extraordinary basis, in the total amount of R$ 2,000,000,000.00 (two billion Brazilian reais), equivalent to R$ 3,612778081 per share issued by the Company, to be declared and paid against the Company’s account of Investments Reserve, as approved at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2015 and registered at the Company’s quarterly financial statements of June 30, 2015.

6.            RESOLUTIONS: The general meeting was declared open and after the examination and discussion on the matters of the agenda, the shareholders present at the meeting have decided as follows:

6.1.         To approve, by the unanimity of the votes, disregarding abstentions, the drawing up of these minutes in summary format and its publication without the signatures of the present shareholders, as authorized by § 1st and § 2nd of article 130 of Law No. 6.404, from December 15, 1976, as amended (“Brazilian Corporation Law”).

6.2.         To approve, by the majority of the votes, disregarding abstentions, the distribution of interim dividends in the total amount of R$2,000,000,000.00 (two billion Brazilian reais), equivalent to R$3,612778081 per share issued by the Company, that shall be paid against the Company’s account of Investments Reserve, as approved at the Company’s Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2015 and registered at the Company’s quarterly financial statements of June 30, 2015.

6.2.1.      Will be entitled to receive the dividends hereby declared those persons that are shareholders of the Company on November 30, 2015 and, in regard to the payment of dividends, shall be observed the procedures adopted by the financial institution responsible for bookkeeping the shares issued by the Company, to be timely disclosed by the Company through a Notice to the Shareholders. In this sense, as from December 1, 2015 (including) the Company’s shares shall be traded as “ex-dividend”.

6.2.2.      The dividends herein declared shall be paid by the Company to the shareholders, on national currency, on December 9, 2015.

6.3.         The shareholders votes, including abstentions, were received and initialed by the Chairman and shall remain filed at the Company’s headquarters.

7.            ADJOURNMENT: There being no further business to discuss, the Chairman declared the meeting adjourned and suspended the procedures for the time necessary for the draft of these minutes, in the summary format, in accordance with article 130, §1st, of the Brazilian Corporation Law, and being its publication authorized without the signature of the shareholders, as provided by §2nd of article 130 of the Brazilian Corporation Law, which was read, approved and signed by all those present. São Paulo, November 30, 2015. Board: (aa) André Mestriner Stocche — Chairman; (aa) Najara Akemi Dias Cohn — Secretary. Management Representative: (aa) Luiz Fernando Torres Pinto. Representative of the Fiscal Council: (aa) Maurício Aquino

Halewicz. Representative of Baker Tilly Brasil Auditores Independentes S/S: (aa) Eduardo Affonso de Vasconcelos. Present Shareholders: (aa) BNDES Participações S.A. — BNDESPAR, p.p. Anna Paula Bottrel Souza; Votorantim Industrial S.A., p.p. Tatiana Bacchi Eguchi Anderson; Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI, p.p. Silvio Moura de Oliveira; Citibank N.A., ADR DEPARTMENT, p.p. Camila Pupo Palomares; BEST INVESTMENT CORPORATION, p.p. Daniel Alves Ferreira; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, ARROWSTREET EAFE ALPHA EXTENSION FUND II, ARROWSTREET GLOBAL ALPHA EXTENSION FUND I, ARROWSTREET US GROUP TRUST, p.p. Daniel Alves Ferreira; BRITISH COAL STAFF SUPERANNUATION SCHEME, BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND, FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND, FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND, FIDELITY INVESTMENTS MONEY MANAGEMENT INC., FRANKLIN TEMPLETON INVESTMENT FUNDS, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, MFS INTERNATIONAL NEW DISCOVERY FUND, NEW YORK STATE COMMON RETIREMENT FUND, NVIT DEVELOPING MARKETS FUND, NVIT EMERGING MARKETS FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, STATE OF NEW MEXICO STATE INVESTMENT COUNCIL, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045795, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045796, UNIVERSITIES SUPERANNUATION SCHEME LTD, VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, p.p. Daniel Alves Ferreira; BLACKROCK LATIN AMERICA FUND, INC, FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND, FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND, FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND, FIRST TRUST BRAZIL ALPHADEX FUND, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, FIRST TRUST LATIN AMERICA ALPHADEX FUND, JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND, JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND, NORTHWESTERN MUTUAL SERIES FUND, INC. - EMERGING MARKETS EQUITY

PORTFOLIO, NZAM EM8 EQUITY PASSIVE FUND, POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST, SAMURAI GLOBAL INVESTMENT TRUST - SAMURAI ENHANCED VALUE FUND, THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER, TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, WMC GEM SYSTEMATIC EQUITY FUND, LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD., LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, STICHTING PGGM DEPOSITARY, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, NORGES BANK, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER, PICTET - EMERGING MARKETS INDEX, ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - ALLIANCEBERNSTEIN INTERNATIONAL ALL-COUNTRY PASSIVE SERIES, BILL AND MELINDA GATES FOUNDATION TRUST, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A., BP PENSION FUND, BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C, BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C), BRUNEI INVESTMENT AGENCY, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF NOMURA BRAZIL FUND, CHEVRON MASTER PENSION TRUST, CITY OF NEW YORK GROUP TRUST, COLLEGE RETIREMENT EQUITIES FUND, DGIA EMERGING MARKETS EQUITY FUND L.P., DIVERSIFIED MARKETS (2010) POOLED FUND TRUST, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND, EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B, EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, FIDELITY INVESTMENT TRUST: FIDELITY GLOBAL COMMODITY STOCK FUND, FIDELITY LATIN AMERICA FUND, FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND, GLOBAL ADVANTAGE FUNDS - EMERGING MARKETS HIGH VALUE TEILFONDS, GMAM GROUP PENSION

TRUST II, GMAM INVESTMENT FUNDS TRUST, HARTFORD EMERGING MARKETS EQUITY FUND, IBM 401(K) PLUS PLAN, ILLINOIS STATE BOARD OF INVESTMENT, INTECH EMERGING MARKETS MANAGED VOLATILITY FUND, INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI BRAZIL CAPPED ETF, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS ETF, JANUS CAPITAL MANAGEMENT LLC, JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND, MAINSTAY EMERGING MARKETS OPPORTUNITIES FUND, MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO, MANAGED PENSION FUNDS LIMITED, MARYLAND STATE RETIREMENT & PENSION SYSTEM, MERCER QIF FUND PLC, MFS EMERGING MARKETS EQUITY FUND, MFS EMERGING MARKETS EQUITY TRUST, MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST, MFS VARIABLE INSURANCE TRUST II - MFS EMERGING MARKETS EQUITY PORTFOLIO, MINISTRY OF STRATEGY AND FINANCE, NEUBERGER BERMAN SYSTEMATIC GLOBAL EQUITY TRUST, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, PACE INTERNATIONAL EMERGING MARKETS EQUITY INVESTMENTS, PRINCIPAL LIFE INSURANCE COMPANY, PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY, QS BATTERYMARCH EMERGING MARKETS FUND, RHODE ISLAND HIGHER EDUCATION SAVINGS TRUST, RS EMERGING MARKETS FUND, RS EMERGING MARKETS VIP SERIES, SPDR MSCI ACWI EX-US ETF, SSGA EMERGING MARKETS FUND, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN, STATE OF NEW JERSEY COMMON PENSION FUND D, STATE OF OREGON, SSGA ACTIVE EMERGING MARKETS SECURITIES LENDING QP COMMON TRUST FUND, SSGA CTIVE EMERGING MARKETS SELECT SECURITIES LENDING QIB COMMON TRUST FUND, STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS, STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SSGA EMERGING MARKETS SELECT EQUITY FUND, STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE, SUNSUPER SUPERANNUATION FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, THE FIRST CHURCH OF CHRIST, SCIENTIST, IN BOSTON MASSACHUSETTS, THE GE UK PENSION COMMON INVESTMENT FUND, THE MONETARY AUTHORITY OF SINGAPORE, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND, TIAA-CREF FUNDS - TIAA-CREF GLOBAL NATURAL RESOURCES FUND, TRANSAMERICA EMERGING MARKETS EQUITY, UAW RETIREE MEDICAL BENEFITS TRUST, WASHINGTON STATE

INVESTMENT BOARD, WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO, WGI EMERGING MARKETS FUND, LLC, GIVI GLOBAL EQUITY FUND, JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FUND, ACADIAN EMERGING MARKETS EQUITY FUND, ACADIAN EMERGING MARKETS EQUITY II FUND, LLC, ADVISORS INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO, AGF INVESTMENTS INC, ALASKA PERMANENT FUND, ANIXTER INC MASTER PENSION INVESTMENT TRUST, ARIZONA PSPRS TRUST, AT&T UNION WELFARE BENEFIT TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST, BMO MSCI EMERGING MARKETS INDEX ETF, CC&L Q GLOBAL EQUITY FUND, CC&L Q GROUP GLOBAL EQUITY FUND, CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND, CF DV EMERGING MARKETS STOCK INDEX FUND, CITIGROUP PENSION PLAN, CLARIVEST EMERGING MARKETS EQUITY FUND, L.P., COLLEGES OF APPLIED ARTS AND TECHNOLOGY PENSION PLAN, EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND, EATON VANCE TRUST COMPANY COMMON TRUST FUND - PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY COMMON TRUST FUND, EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII, ENSIGN PEAK ADVISORS, INC, EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS, FLORIDA RETIREMENT SYSTEM TRUST FUND, FLORIDA STATE BOARD OF ADMINISTRATION, HEWLETT-PACKARD COMPANY MASTER TRUST, LMCG GLOBAL MULTICAP FUND, MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, PUBLIC SECTOR PENSION INVESTMENT BOARD, RAYTHEON COMPANY MASTER TRUST, RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL EMERGING MARKETS EQUITY PLUS FUND, STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST, TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST, THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM, THE OHIO STATE UNIVERSITY, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE WASHINGTON UNIVERSITY, TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST, TRUSTEES OF THE ESTATE OF BERNICE PAUAHI BISHOP DBA KAMEHAMEHA SCHOOLS, UPS GROUP TRUST, VIRGINIA RETIREMENT SYSTEM, ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFOLIO, ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO, ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO, BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND, DEUTSCHE X-

TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND, FIRST TRUST BICK INDEX FUND, FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF, FRANKLIN TEMPLETON INTERNATIONAL TRUST - FRANKLIN WORLD PERSPECTIVES FUND, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS ACTIVE BETA EMERGING MARKETS EQUITY ETF, LEGG MASON GLOBAL FUNDS PLC, POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO, PRINCIPAL FUNDS, INC. - INTERNATIONAL EMERGING MARKETS FUND, PRINCIPAL VARIABLE CONTRACTS FUNDS INC - INTERNATIONAL EMERGING MARKETS ACCOUNT, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND, VOYA EMERGING MARKETS INDEX PORTFOLIO, ALSCOTT INVESTMENTS, LLC, CITY OF FRESNO RETIREMENT SYSTEMS, COMMONWEALTH SUPERANNUATION CORPORATION, FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS DISCOVERY FUND, FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARKETS FUND, FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND, HP INVEST COMMON CONTRACTUAL FUND, IBM DIVERSIFIED GLOBAL EQUITY FUND, J.A. AND KATHRYN ALBERTSON FOUNDATION, INC., NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST, NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF LEGAL AND GENERAL GLOBAL EMERGING MARKETS INDEX FUND, NAV CANADA PENSION PLAN, NEW ZEALAND SUPERANNUATION FUND, NORTHERN EMERGING MARKETS EQUITY FUND, NORTHERN MULTI - MANAGER EMERGING MARKETS EQUITY FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING, NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND — LENDING, NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND — LENDING, NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND — LENDING, NTGI - QM COMMON DAILY EMERGINGMARKETS EQUITY INDEX FUND-NON LENDING, NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST, PYRAMIS GLOBAL EX U.S. INDEX FUND LP, QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP, THE ANDREW W. MELLON FOUNDATION, THE HOSPITAL AUTHORITY PROVIDENT FUND SCHEME, UTAH STATE RETIREMENT SYSTEMS, p.p. Daniel Alves Ferreira.

The present corresponds to the original document drawn up on the proper book.

Najara Akemi Dias Cohn

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO